UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant Regulation A of the Securities Act of 1933

November 11, 2020
(Date of Report (Date of earliest event reported))

Jamestown Invest 1, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-1529368
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

675 Ponce de Leon Ave NE, 7th Floor, Atlanta, GA	30308
(Address of principal executive offices)	(ZIP Code)

(404) 490-4950
(Issuer’s telephone number, including area code)

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.
The following sections of the Company's Offering Circular and supplements to the Offering Circular were amended to enable the use of credit card transactions as a means to fund subscriptions through the StartEngine investment portal, including the reimbursable expenses our Manager may pay in connection with such subscriptions funded by credit card.
HOW TO SUBSCRIBE
Subscription Procedures
Investors seeking to purchase our common shares who satisfy the “qualified purchaser” standards should proceed as follows:
•Read the entire offering circular and any supplements accompanying this offering circular.
•Electronically complete and execute a copy of the subscription agreement, and electronically provide the additional information required on the investment portal on the Jamestown website. or on StartEngine's investment portal. Specimen copies of the subscription agreements, including instructions for completing it, are included as Exhibit 4.1 to the offering statement, or for subscriptions originated by StartEngine, Exhibit 4.2 to the offering statement.
•Electronically provide ACH instructions to us or to StartEngine for the full purchase price of our common shares being subscribed for or wire the full purchase price to the offering’s escrow account. If investing through StartEngine’s investment portal, you may instead fund the full purchase price electronically by credit card.
By executing the subscription agreement and paying the total purchase price for our common shares subscribed for, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets the minimum standards of a “qualified purchaser”, and that such subscription for common shares does not exceed 10% of the greater of such investor’s annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Subscriptions will be binding upon investors but will be effective only upon our acceptance and we reserve the right to reject any subscription in whole or in part.
Subscriptions will be binding upon investors and will be accepted or rejected within 30 days of receipt by us.
We will not draw funds from any subscriber until the date your subscription is accepted, whichever is later. If we accept your subscription, we will email you a confirmation.
Subscription proceeds from this offering will be placed into an escrow account with our broker-dealer and will be released to us upon a closing. Closings will be held at our Manager’s discretion but will be held at least once a month as long as there have been any subscription proceeds deposited into the escrow account during this offering. Investors will become shareholders with respect to the subscription proceeds held in the escrow account after our Manager holds a closing. If our offering is terminated before a closing is held and there are subscription proceeds in the escrow account, such proceeds will be refunded to investors.
PLAN OF DISTRIBUTION
Fees Paid to StartEngine, its Affiliates, and Prime Trust
Our Manager will pay a fee equal to 5% of equity raised by StartEngine. Our Manager will also reimburse StartEngine Crowdfunding, Inc. (a wholly-owned subsidiary of StartEngine) for credit card processing and transaction expenses incurred in connection with subscriptions funded by credit card through the StartEngine portal, including: (i) 0.13% per transaction amount; (ii) $0.15 per payment card; and (iii) $0.03 per authentication; and if needed, (iv) 1.00% foreign exchange fee; (v) $0.20 per card account update; (vi) $15.00 per card dispute fee if not resolved in the Company’s favor; (vii) $0.04 per fraud system event; and (viii) $0.01 per reporting system processed activity.
In addition, our Manager will pay to Prime Trust, LLC, as escrow agent for equity raised by StartEngine: (i) an account setup fee of $425 (one-time) plus $25 per month, (ii) a custodial fee of 1% of equity raised (capped at $3,400), (iii) accounting fees of $4.25 per transaction, (iv) processing fees ($0.85 per ACH;$15 per domestic wire; $35 per international wire; $10 per check; and $5 per ACH exception), and (vi) transaction costs ($125 for each additional escrow break; $125 for each extension of the term of the escrow account; and a $125 one-time fee to end the escrow account). Our Manager will also be responsible for reimbursing Prime Trust, LLC as escrow agent for out-of-pocket expenses.
In addition, our Manager will pay Prime Trust, LLC, a transaction technology license fee of $845 for technology tools to facilitate the offering of securities, technology transaction fees of $10.85 per each subscription agreement received, and compliance fees not to exceed $2 per individual and $25 per entity. Investors will not be responsible for reimbursing our Manager for any of these fees paid to Prime Trust, LLC.

Prime Trust, LLC has not investigated the desirability or advisability of investment in the securities being offered in this offering statement, nor approved, endorsed or passed upon the merits of purchasing the securities.
Organization and offering expenses, as defined in FINRA Rule 2310(b)(4)(C), will not exceed an amount that equals fifteen percent of the gross proceeds of this offering.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	November 12, 2020

Safe Harbor Statement
This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (I) national, international, regional and local economic and political climates, (II) changes in global financial markets and interest rates, (III) increased or unanticipated competition for our properties, (IV) risks associated with acquisitions, dispositions and development of properties, (V) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (VI) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (VII) risks of pandemics, including escalations of outbreaks and mitigation measures imposed in response thereto, (VIII) environmental uncertainties, including risks of natural disasters, and (IX) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 10, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 10, 2020 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
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